

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

September 9, 2009

Mr. Marco Bastidas
Chief Executive and Financial Officer
Western Ridge Minerals, Inc.
#404, 10153 – 117th Street
Edmonton, Alberta, Canada

> **Re:** **Western Ridge Minerals, Inc.**
> **Item 4.01 Form 8-K/A Filed September 3, 2009**
> **File No. 333-150692**

Dear Mr. Bastidas:

We have reviewed your amended filing and have the following additional comments based on your remaining non-compliance with the guidance in our September 2, 2009 letter. We believe that you will need to further revise your document in response to these comments.

Form 8-K/A filed September 3, 2009

Item 4.01 Changes in Registrant's Certifying Accountant

1.   Please ask Moore and Associates Chartered ("Moore") to provide an updated Exhibit 16 letter to be filed with your amended Form 8-K. If you are unable to obtain an updated Exhibit 16 letter from Moore, please disclose this fact in your amended Form 8-K, as requested in our September 2, 2009 letter.

2.   Please submit a written response advising us as to how you intend to address any re-audit requirements related to your financial statements previously audited by Moore, as requested in our September 2, 2009 letter. Your response should be furnished as correspondence on Edgar.

Please contact Lily Dang at (202) 551-3867 if you have questions regarding these comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief